UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

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Form 40-F

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[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

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No

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch Acquires Additional Film Titles to be Marketed at Upcoming Cannes International Film Festival

New Titles Expand Peace Arch Film Slate to 12 as Company Continues to Execute High-Growth Production and Distribution Business Strategy

TORONTO—(MARKET WIRE)—May 5, 2006 -- Peace Arch Entertainment Group Inc. (AMEX PAE – News; Toronto: PAELV.TO - News), one of North America's fastest-growing independent film and television companies, announced today the acquisition of two new films for its Peace Arch Films division, marking the eleventh and twelfth titles the Company has produced or acquired since the beginning of its fiscal year on September 1, 2005.

The latest acquisitions include the feature film "In Tranzit," starring John Malkovich ("Being John Malkovich"), Thomas Kretchmann ("King Kong") and Vera Farmiga ("The Manchurian Candidate") in a gripping drama set in a World War II Soviet prison camp where the female guards are given the task of weeding out suspected SS officers.  The recently completed picture was produced by Michael Dounaev for Thema Production, and filmed in St. Petersburg, Russia.

In addition, Peace Arch has acquired "How to Change in Nine Weeks," a film written and to be directed by Simone North, based on the compelling true story, is an edgy and revealing look at the dark side of the adolescent experience, and a terrifying warning for parents who have little understanding of the perils of teenage life.  Thom Mount ("Bull Durham") is producing the thriller, which will be filmed in Australia this summer.

"These two acquisitions further reinforce a fantastic new start for our Company," said , President of Peace Arch.  "We have rapidly grown our film production pipeline since the start of our fiscal year, consistent with our strategic development plan calling for the production or acquisition of 4-6 dramatic films per year under the Peace Arch Films label. At the same time, our genre-film focused Archetype Film label is also on track to reach our goal of releasing 10 to 12 horror and other genre titles per year."

Peace Arch finances, produces, acquires and distributes feature film and television programming for the US and worldwide markets.  In recent months, the Company has successfully executed a number of key achievements in its strategic business plan to build high revenues in the global entertainment industry. Among the most important of these key achievements are:

The Company's recent agreement to acquire its first film library, a 500-plus title collection from Castle Hill Productions and its partner Dream LLC.  One of the world's largest independent film libraries, the acquisition brings Peace Arch:

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A substantial supply of the content that is critical for success in the global entertainment distribution industry;

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A consistently cash-positive library asset that brings accretive earnings to Peace Arch;

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An eclectic set of classic and more recent critically acclaimed independent films, as well as titles in the sci-fi and horror genres that complement both Peace Arch Films and the Company's Archetype Films genre-focused label.

Peace Arch also recently strengthened its management team with the addition of entertainment industry veteran Gary Marenzi, who now spearheads international television sales for the Company. Gary previously headed international sales for Paramount Television.

Other achievements include the January, 2006, acquisition of kaBOOM! Entertainment, one of Canada's leading home entertainment companies. Peace Arch also retained kaBOOM! President Berry Meyerowitz to head the Peace Arch Home Entertainment division.  kaBOOM! has been exceeding performance expectations in terms of revenues and earnings. "It's been going gangbusters for us," Peace Arch President John Flock said of kaBOOM! in a recent investor conference call. "We see a lot of potential for growth in kaBOOM! and it has the ability to bring itself into the U.S. market."

Peace Arch also recently signed a major agreement with cable television leader, Showtime Networks, for the distribution of a dramatic miniseries based on the life of King Henry VIII, called "The Tudors," set for release in 2007.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature film and television programs for distribution to worldwide markets. Its Peace Arch Films division markets and licenses theatrical films oriented towards the major international film festivals such as Cannes, Venice and Toronto. The Company's Archetype Film label focuses on projects in the horror, thriller and action genres. Peace Arch Television specializes in the licensing of the Company's own productions and third party projects to Canadian and international broadcasters, cable and satellite companies. Peace Arch Home Entertainment, under the KaBOOM! Entertainment, Inc. banner, is one of the leading distributor of DVDs and related products in Canada.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Contacts:

Peace Arch Entertainment Group Inc. Nicole Spracklin 416-487-0377 ext. 237 nspracklin@peacearch.com	Financial Communications Firm Trilogy Capital Partners Paul Karon Toll-free: 800-592-6067 paul@trilogy-capital.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	May 5, 2006	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

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C.

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D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

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